UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34746

R1 RCM Holdco Inc.*

(Exact name of registrant as specified in its charter)

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

(312) 324-7820

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).

Pursuant to the requirements of the Securities Exchange Act of 1934, R1 RCM Holdco Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 5, 2022

By:	/s/ Rachel Wilson
Name: Rachel Wilson
Title: Chief Financial Officer

*

On June 21, 2022, pursuant to the Transaction Agreement and Plan of Merger, dated as of January 9, 2022, by and among R1 RCM Holdco Inc. (f/k/a R1 RCM Inc.), a Delaware corporation (the “Company”), R1 RCM Inc. (f/k/a Project Roadrunner Parent Inc.), a Delaware corporation (“New R1”), Project Roadrunner Merger Sub Inc., formerly a wholly owned subsidiary of New R1 (“R1 Merger Sub”), CoyCo 1, L.P., a Delaware limited partnership, CoyCo 2, L.P., a Delaware limited partnership, and certain other parties, R1 Merger Sub was merged with and into the Company (the “Holding Company Reorganization”), with the Company surviving as a direct, wholly owned subsidiary of New R1, which was renamed “R1 RCM Inc.” concurrently with the Holding Company Reorganization.